IBOS, INC.

4879 E. La Palma Ave.

Suite 201

Anaheim, CA 92807

Via EDGAR Electronic Submission

          August 6, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

iBOS, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No.  333-161365

Dear Mr. Owings,

We hereby transmit for filing Amendment No. 3 to our Registration Statement on Form S-1, File No. 333- 161365.

In addition, this cover letter is being filed on EDGAR in response to the April 28, 2010 Staff’s comment letter to us, in connection with our above referenced S-1 filing.  Responses to the comments contained in your comment letter follow the response numbers below.

1.

In response to your comment number 1, we have updated the information under the Risk Factor entitled “Dependence on Key Customers” with information for our fiscal year ended March 31, 2010, we have updated the table under the Selling Stockholders section for the most recent practicable date, and we have also updated the information under the Summary Compensation Table with information for the fiscal year ended March 31, 2010.  We have endeavored to update to the latest available date all other information in the prospectus.

2.

In response to your comment number 2, the legal opinion has been updated to reflect the revised amount of shares being registered.

3.

In response to your comment number 3, we have updated the financial statements and related financial information to comply with Rule 8-08 of Regulation S-X.

4.

In response to your comment number 4, we have ensured that all references to accounting standards, such as those seen on page 24, are to the codification. We have also ensured that all references to SEC Guidance, such as those seen in the first paragraph on page 43, cite the applicable SEC rules and regulations rather than the codification.  In our annual March 31, 2010 financial statements, we have revised the references to non-SEC accounting and financial reporting standards to the codification.

5.

In response to your comment number 5, we have revised the sentence indicated on page 3 to clarify that the prospectus is for the resale offering by selling shareholders for up to 320,000 shares of our common stock, and for the offering by our affiliates for up to 920,000 shares of our common stock.

6.

In response to your comment number 6, we believe the cost of services amount of $218,321 that we reported in the Selected Financial Information on page 5 does indeed agree with our restated financial statement amount.

7.

In response to your comment number 7, we have disclosed on page 6 that we will not conduct any private offering before the conclusion of this offering.

8.

In response to your comment number 8, we have added additional details beginning on page 10 regarding the guideline and protocol effects of this U.S. Health Care law on our business.

9.

In response to your comment number 9, we have revised our disclosure on Pages 15 and 17 to clarify and avoid confusion to our readers on the timeline of shares issued.

10.

In response to your comment number 10, we have added disclosure on page 20 and 34 describing our affiliates’ relationships with American Commercial Lighting, Inc.

11.

In response to your comment number 11, we have updated the disclosure on page 20 for the current employment positions of our officers.

12.

In response to your comment number 12, we believe the amount reported in our table for operating expenses for the fiscal year ended March 31, 2009 does agree to our restated financial statements.

13.

In response to your comment number 13, we have added a more recent period of financial statements for the March 31, 2010 year end to this amendment, but have included disclosure and discussion starting on page 25 for the fourth quarter disproportions identified.

14.

In response to your comment number 14, we have revised the Net Revenues section on page 25 to reference the Business Services section on page 29, rather than the Revenue Generation subsection.

15.

In response to your comment number 15, your comment was duly noted and we will revise and ensure that our narrative analysis of results of operations refers to the correct periods and correctly quantifies changes in our results.

16.

In response to your comment number 16, we have revised the Operating Expenses section on page 26 to remove reference to fees from our third party vendor being included in the Operating Expenses.  We have added disclosure as to what the Operating Expenses consisted of and why increases were seen for all periods presented.

17.

In response to your comment number 17, we have revised our analysis of cash flows in the Liquidity and Capital Resources section starting on page 27 to correspond to the information seen in our financial statements as of and for the fiscal year ended March 31, 2010.

18.

In response to your comment number 18, we have added disclosure to page 27 about our monthly burn rate being approximately $2,000 and believing we must increase gross profit or raise capital to stay solvent past December of 2010.  We have also added disclosure about the viable plans to overcome the uncertainty of our ability to continue as a going concern.  We have clarified the anticipated timing of the planned private placement of $50,000 for equity in the company and how long those proceeds would cover operations.  We have also added disclosure on contingency options if this private placement did not raise enough capital to support our operations.

19.

In response to your comment number 19, we have added substantial discussion throughout the document to disclose that we have only one customer currently and that the sole customer only utilizes our document indexing services presently and in the past, although we have the ability to provide these services to our customer or prospective customers if they want them.  We also have disclosed in several places that our revenue has been generated solely by our electronic indexing service.  We have revised some areas to use only the singular term for our customer throughout the document.

20.

In response to your comment number 20, the client and the vendor are not the same entity.  Revisions have been made to delete the term “client” and use only the terms “vendor” or “customer” to avoid confusion.  Our third party vendor is a company located in Southern California that we want to remain confidential in name to our competition.  We only have one third party vendor.  Note 2 of the financial statements have been revised to disclose there is a single vendor.  We have added disclosure on page 7 about the risks associated with being in a terminable service agreement with our sole customer.  We have also added additional disclosure about our terminable subcontract agreement with our third party vendor.

21.

In response to your comment number 21, the “Transactions With Related Persons…” section on page 35 has been revised for Advances to Stockholders transactions.

22.

In response to your comment number 22, your comment was duly noted and the audited financial statements as of and for the fiscal year ended March 31, 2010 have been included in the amendment No. 3 to the Registration Statement to be filed concurrently with this response.

23.

In response to your comment number 23, your comment was duly noted; the accrued expenses and total current liabilities were changed during the edgarization process, which should have been $10,595 and $36,760, respectively.

24.

In response to your comment number 24, your comment was duly noted and the audited financial statements as of and for the fiscal year ended March 31, 2010 have been included in the amendment No. 3 to the Registration Statement to be filed concurrently with this response.

25.

In response to your comment number 25, the caption for the subtotal for cash flows from operating activities has been revised to acknowledge that the Company has both cash provided by and used in operating activities.

26.

In response to your comment number 26, revenue recognition policy in Note 2 to the financial statements is the correct one and the Company has updated revenue recognition policy in the MD&A section of the amendment No. 3 to the Registration Statement to be filed concurrently with this response.

27.

In response to your comment number 27, the revenue recognition policy and disclosure have been revised to quantify the minimum base fee of $252 (the “Base Fee”) for each 24 hour period except holidays and weekends if a certain number of indexed pages are not met.

28.

In response to your comment number 28, the management of the Company determined that the Company should report revenue based on the gross amount billed to a customer when considering each of the following eight (8) indicators of gross revenue reporting listed in ASC 605-45-45-4 through 14: (1) The entity is the primary obligor in the arrangement — The Company signed a service agreement with its customer and represented in writing that the Company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer; (2) The entity has general inventory risk (before customer order is placed or upon customer return) — Not applicable; (3) The entity has latitude in establishing price — The Company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service; (4) The entity changes the product or performs part of the service — Not applicable; (5) The entity has discretion in supplier selection — The Company has multiple suppliers for the services ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer; (6) The entity is involved in the determination of product or service specifications — The Company determines the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer; (7) The entity has physical loss inventory risk — after customer order or during shipping — Not applicable; and (8) The entity has credit risk — The Company is responsible for collecting the sales price from its customer but must pay the amount owed to its supplier after the supplier performs, regardless of whether the sales price is fully collected.

29.

(a) Subsequent to the original issuance of the Company’s financial statements for the fiscal year ended March 31, 2009 and 2008 as included in its registration statement on Form S-1 filed on August 14, 2009 and its amendment No. 1 to its registration statement on Form S-1 filed on September 4, 2009, the SEC sent the Company a comment letter dated October 1, 2009 in connection with the review of the Company’s Form S-1 Registration Statement. During the process of responding to SEC comments, the Company’s management identified certain accounting misstatements during the periods.

(b) Entries (viii) and (ix) are not related to entry (vii). The following table details how these transactions were originally recorded, how they should have been recorded and the difference, which results in the adjustment as indicated; as well as their impact on all the financial statements, including the statement of stockholders equity and the statement of cash flows. The Company removed the distribution of retained earnings line item on both the actual statement of stockholders’ equity and the actual statements of cash flows due to the fact that the Company, then an S Corporation had an accumulated deficit thus had no retained earnings available to distribute at March 5, 2009 and the original amount of $6,000, dividends distributed from retained earnings, has to be reclassified to advances to stockholders.

(c) This is no longer the case and this dividend is part of the Company’s restatement adjustment as the Company, then an S Corporation had an accumulated deficit thus had no retained earnings available to distribute at March 5, 2009 and the original amount of $6,000 dividends distributed from retained earnings has to be reclassified to advances to stockholders.

(d) Restated statement of operations has been revised.

(e) Pro forma statements of operations have been removed from restated statements of operations.

(f) The line item “Distribution of retained earnings” was inadvertently hidden from the restated statements of cash flows. The statements of cash flows have been revised.

30.

In response to your comment number 30, the Company confirms that both management and our auditors evaluated subsequent events through the date of re-issuance.

31.

In response to your comment number 31, the 320,000 shares were issued for $0.10 per share, $0.25 was a typo.  The financial statements have been revised.

32.

In response to your comment number 32, the line item “proceeds from sale of common shares” was inadvertently hidden from the restated statements of cash flows. The statements of cash flows have been revised.

33.

In response to your comment number 33, the caption for the subtotal for cash flows from operating activities has been revised to acknowledge that the Company has both cash provided by and used in operating activities.

34.

In response to your comment number 34, the disclosures and Note for the subsequent events have been revised.

35.

In response to your comment number 35, the Company confirms that both management and our auditors evaluated subsequent events through April 2, 2010.

36.

In response to your comment number 35, the Company will ensure that the audit report date included in the consent will read exactly as set forth in the report of independent registered public accounting firm going forward.

37.

In response to your comment number 37, the phrase identified in this comment was inadvertently included in the consent as pentimento from the cut-and-paste process.  It has been removed from the consent included in the amendment No. 3 to the Registration Statement to be filed concurrently with this response.

38.

In response to your comment number 38, your comment was duly noted and the explanation paragraph of the audit opinion has been revised.

39.

In response to your comment number 39, the Company will ensure that that the description of the financial statements in the consent is exactly as set forth in our financial statements.

Please do not hesitate to contact the undersigned at (650) 521-6893 or our securities counsel, Frank J. Hariton, Esq. at (914) 674-4737 should you have any questions about the contents of this comment response letter or the Amendment No. 3 to our Registration Statement on Form S-1.

Sincerely,

/s/ Deepak Danavar

Deepak Danavar

Chief Executive Officer

iBOS, Inc.